EXHIBIT (a)(9)

(949) 622-4444

Fax: (949) 477-6819

June 12, 2002

Dear Micro General Corporation Stockholder:

As you are aware, on May 30, 2002 Fidelity National Information Solutions, Inc. (“FNIS”) commenced its offer (the “Offer”) to exchange 0.696 shares of FNIS common stock for each outstanding share of Micro General Corporation (“MGEN”) common stock.

Your board of directors appointed a special committee of outside directors to consider FNIS’s exchange offer, which included a thorough review of the exchange offer with the special committee’s legal and financial advisors. Following the special committee’s careful consideration of the exchange offer, the special committee and, upon the recommendation of the special committee, your board of directors have determined that the exchange offer is fair to holders of MGEN common stock (excluding FNIS, Fidelity and certain of MGEN’s insiders and affiliates).

The special committee and your board of directors recommend that you accept FNIS’s offer and tender your shares of MGEN common stock in exchange for FNIS common stock.

The enclosed Schedule 14D-9 contains a detailed description of the factors considered by the special committee and other important information relating to the recommendation. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the special committee’s and your board of directors’ recommendations.

Sincerely,

John R. Snedegar
President and Chief Executive Officer